Exhibit 99.1

Goldcorp Announces Strong Second Quarter Financial Results

TSX: G      NYSE: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, July 31, 2014 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported adjusted quarterly revenues1 of $1.1 billion, generating adjusted net earnings1,2 of $164 million, or $0.20 per share, compared to $117 million, or $0.14 per share, in the second quarter of 2013.  Reported net earnings attributable to shareholders of Goldcorp were $181 million, or $0.22 per share, compared to $(1,934) million, or $(2.38) per share, in the second quarter of 2013.  Adjusted operating cash flow1,3 was $376 million compared to $388 million for the second quarter of 2013.  The Company also announced the on-schedule commencement of production at the Cerro Negro mine in Argentina, including the first gold pour on July 25, 2014.

Second Quarter 2014 Highlights

•	Gold sales[1] of 639,500 ounces on gold production[1] of 648,700 ounces.
•	Adjusted revenues of $1.1 billion.
•	All-in sustaining costs of $852[1,4] per ounce.
•	Adjusted net earnings of $164 million, or $0.20 per share.
•	Adjusted operating cash flow of $376 million.
•	Dividends paid of $122 million.
•	Completed sale of Marigold mine on April 4, 2014 for $184 million (Goldcorp's share).
•	Issued $1.0 billion of senior unsecured notes.

"Continued solid production and cost performance across the portfolio contributed to strong financial results in the second quarter," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Cost improvements realized through our Operating for Excellence efficiency program were particularly impressive at Peñasquito.  Those savings, along with grades and recoveries contributed to earnings from Peñasquito mine operations of approximately $130 million in the quarter.  In addition, the three new gold projects under construction that underpin Goldcorp's leading growth profile continued to advance steadily. We were very pleased to announce last week the commencement of gold production at Cerro Negro on schedule and within our capital cost guidance. I congratulate the team at Cerro Negro for this outstanding performance and look forward to strong production and financial results over a long mine life from this important new mine. This achievement signals the start of a prolonged period of increased production, decreasing costs and reduced capital spending for Goldcorp, resulting in significant expected free cash flow generation in 2015 and beyond."

Financial Review

Second quarter gold production and sales increased over last year's second quarter despite the loss of gold production from the recently-divested Marigold mine and lower production from Los Filos as a result of a 43-day work stoppage.  Gold sales in the second quarter were 639,500 ounces on production of 648,700 ounces compared to sales of 624,300 ounces on production of 646,000 ounces in the second quarter of 2013. Silver production totaled 9.0 million ounces compared 7.2 million ounces in the prior year's second quarter.  Increased production efficiencies and lower sustaining capital led to a decrease in all-in sustaining costs to $852 per ounce of gold compared to $1,227 per ounce in the second quarter of 2013.

Adjusted revenues of $1.1 billion were comparable to the second quarter of 2013.  Reported net earnings in the quarter were $181 million, or $0.22 per share, compared to $(1,934) million, or $(2.38) per share, in the second quarter of 2013. Adjusted net earnings in the second quarter increased 40% to $164 million, or $0.20 per share, compared to $117 million, or $0.14 per share, in the second quarter of 2013.  Adjusted net earnings in the second quarter of 2014 primarily exclude the gains from the foreign exchange translation of deferred income tax assets and liabilities, shares of net earnings of associates, gains on derivatives, the loss from the disposition of mining interests, and revisions in estimates on reclamation and closure cost obligations for closed mine sites but include the impact of non-cash stock-based compensation expenses which amounted to approximately $16 million or $0.02 per share for the quarter.  Adjusted operating cash flow was $376 million, or $0.46 per share, compared to $388 million, or $0.48 per share, in last year's second quarter.

During the quarter, the Company completed a $1 billion notes offering with proceeds primarily intended to be used for repayment of the $862.5 million of convertible notes maturing in August 2014.  Subsequent to the end of the second quarter, the Company extended the expiration of an undrawn $2 billion revolving credit facility from March 6, 2018 to July 18, 2019.

Mexico

Driven by higher mill throughput, grades and recoveries, gold production at Peñasquito totaled a record 167,400 ounces in the quarter at a record-low all-in sustaining cost of $362 per ounce. Initial permits for the Northern Well Field ("NWF") were received, allowing construction to commence, with completion expected mid-year 2015.  Contingency plans remain in place for fresh water supply to Peñasquito until the NWF is operational.

The exploration program at Peñasquito continues to focus on defining the copper-gold sulphide rich skarn deposit located below and adjacent to the diatreme ore body. Current exploration activities include drilling to establish the vertical and horizontal size and extent of the skarn deposit.

Also at Peñasquito, pre-feasibility studies for the concentrate enrichment process project and the pyrite leach project are advancing and are expected to be completed in late 2014 and early 2015, respectively. Successful implementation of one or both of these projects has the potential to significantly improve the overall economics and add to the reserves and resources of Peñasquito through the addition of another saleable product, and increasing gold and silver recoveries, respectively.

Gold production at Los Filos was 48,700 ounces in the second quarter at an all-in sustaining cost of $1,077 per ounce.  Results were negatively impacted by a 43-day suspension of process operations, inclusive of extended time to obtain regulatory approvals to restart operations.  Following the successful negotiation with the Carrizalillo Ejido, a new five-year land occupancy agreement was signed on May 5, 2014.

The construction of the expansion phase of the heap leach pad, including additional contingency solution storage capacity, was completed in June 2014. The additional storage represents a 250% increase in contingency pond capacity, which allows for heap leach pad growth while maintaining appropriate containment standards.

Canada

At Red Lake in Ontario, gold production in the second quarter was 89,500 ounces at an all-in sustaining cost of $1,066 per ounce.   Production was affected by a decrease in mill throughput resulting from lower tonnes as remnant mining of the Campbell Complex continued.  Red Lake production was also affected by lower stope availability in the High Grade Zone, as planned de-stress activities took place. Production is expected to increase in the second half of 2014 as more stopes become available.

During the quarter, exploration continued from surface on HG Young, an exciting new discovery 1.5 kilometers northwest of the Campbell Complex.  High-grade intercepts are increasing and exploration is continuing with three drills from surface. Planning is underway for the rehabilitation of an historical drift from Campbell to enable more intensive drilling from underground. Exploration efforts also continue to focus on the NXT zone as well as the R zone and FW zone where numerous economic intersections have been encountered.

At Porcupine in Ontario, gold production in the second quarter totaled 68,800 ounces.  Porcupine continued its positive cost performance trend, with all-in sustaining costs decreasing to $895 per ounce in the second quarter.  Over-burden and pre-stripping activities continued at the Hollinger project with 273,000 tonnes placed on the Environmental Control Berm.  The Environmental Control Berm is on track to be completed late in the fourth quarter of 2014, after which mining operations will commence at Hollinger.

Central America

At the Pueblo Viejo joint venture in the Dominican Republic, Goldcorp's share of second quarter gold and silver production increased to 107,100 ounces and 392,800 ounces respectively, driven by higher tonnes processed and higher silver recoveries.  All-in sustaining costs at Pueblo Viejo decreased for the sixth consecutive quarter to $618 per ounce.

South America

Cerro Negro in Argentina became Goldcorp's newest gold mine following initial gold production on July 25, 2014. Production mining continues at Eureka, while production mining at Mariana Central is expected to commence in the first quarter of 2015. Commercial production continues to be expected in the fourth quarter of 2014. The construction of the high voltage power line is now complete with the first stage of commissioning completed by Transpa, the Argentinean power transportation authority.  Construction of the Cerro Negro substation is approximately 92% complete, with the system expected to be completed in the third quarter of 2014. The initial capital guidance range for Cerro Negro has been reduced by $100 million from between $1.6 and $1.8 billion to between $1.6 and $1.7 billion.

Growth Projects

Construction at the Éléonore gold project in Quebec continued on schedule for first gold in the fourth quarter of 2014 and commercial production in the first quarter of 2015.  The processing plant reached 90% completion, and mine development is on track to meet the current plant start-up schedule. Key activities during the quarter included stockpiling 63,000 tonnes of ore on surface, commissioning of the underground ore handling system and the first production blast.  Exploration during the quarter focused on in-fill drilling in the lower mine area with five diamond drills.

At the Cochenour project in the Red Lake district, the haulage drift connecting the Bruce Channel deposit to the Red Lake complex advanced to 96% completion.  With the integration of Cochenour into the Red Lake operation critical to planned ramp-up activities, a dedicated integration team has been established.  The project remains on track to produce first ore from production stopes in the third quarter of 2015.  Exploration drilling continued to yield positive results with seven drill rigs operating.

At the Camino Rojo project near Peñasquito, positive exploration results continue to support the project's potential to be a major new gold operation.  The Company expects to commence a pre-feasibility study before the end of 2014, approximately five months later than expected due to the complexity of the metallurgical testing.  The study is expected to be completed by the first quarter of 2016.  Metallurgical testing continues and waste rock characterization studies are underway.  The pit geotechnical drilling program commenced in June 2014.

2014 Guidance Outlook

The Company today reconfirmed 2014 production guidance of between 2.95 and 3.10 million gold ounces. In light of lower-than-expected all-in sustaining costs in the first half of 2014, the Company expects all-in costs toward the low end of its guidance range of between $950 and $1,000 per gold ounce, with sustaining capital spending expected to increase significantly in the second half of 2014.  The Company today also narrowed the range of capital spending guidance to between $2.3 billion and $2.4 billion for 2014 compared to $2.3 billion to $2.5 billion previously.

By-Laws

On July 30, 2014, the Board of Directors of the Company approved By-Law No. 4 which includes a provision that requires advance notice to the Company in circumstances where director nominations are made by shareholders of the Company.  The full text of By-Law No. 4 has been filed under the Company's SEDAR profile at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

This release should be read in conjunction with Goldcorp's second quarter 2014 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources - Reports & Filings" section under "Quarterly Reports".

A conference call will be held on July 31, 2014 at 10:00 a.m. (PDT) to discuss the second quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until August 31, 2014 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 5331726.  A live and archived audio webcast will also be available at www.goldcorp.com.

(1)	The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Attributable performance measures include the Company's mining operations, including its discontinued operation, and projects, and the Company's share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company's operating and economic performance, and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 of the Q2 2014 Management Discussion & Analysis ("MD&A") for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)	Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprises Goldcorp's share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 of the Q2 2014 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4)	For 2013, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 38 of the Q2 2014 MD&A for a reconciliation of all-in sustaining costs.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS (in millions of United States dollars, except per share amounts and where noted)
		Three Months Ended June 30
Goldcorp's share (1)		2014	2013
Revenues		$1,116	$1,075
Gold produced (ounces)		648,700	646,000
Gold sold (ounces)		639,500	624,300
Copper produced (thousands of pounds)		19,300	21,600
Copper sold (thousands of pounds)		13,000	19,400
Silver produced (ounces)		8,984,000	7,180,000
Silver sold (ounces)		9,808,100	7,005,000
Lead produced (thousands of pounds)		38,600	35,400
Lead sold (thousands of pounds)		43,200	36,800
Zinc produced (thousands of pounds)		91,900	70,100
Zinc sold (thousands of pounds)		77,000	61,800
Average realized gold price (per ounce)		$1,296	$1,358
Average London spot gold price (per ounce)		$1,289	$1,414
Average realized copper price (per pound)		$3.39	$2.63
Average London spot copper price (per pound)		$3.08	$3.24
Average realized silver price (per ounce)		$16.96	$17.01
Average London spot silver price (per ounce)		$19.61	$23.11
Average realized lead price (per pound)		$0.97	$0.93
Average London spot lead price (per pound)		$0.95	$0.93
Average realized zinc price (per pound)		$1.00	$0.82
Average London spot zinc price (per pound)		$0.94	$0.83
Total cash costs - by-product (per gold ounce)		$470	$646
Total cash costs - co-product (per gold ounce)		$643	$713
All-in sustaining cash costs (per gold ounce)		$852	$1,227

Production Data:
Red Lake gold mines :	Tonnes of ore milled	157,700	196,100
	Average mill head grade (grams per tonne)	18.77	20.91
	Gold ounces produced	89,500	122,500
	Total cash cost per ounce - by-product	$656	$523
	All-in sustaining cash cost per ounce	$1,066	$955
Porcupine mines :	Tonnes of ore milled	1,081,400	989,600
	Average mill head grade (grams per tonne)	2.19	2.32
	Gold ounces produced	68,800	69,800
	Total cash cost per ounce - by-product	$658	$782
	All-in sustaining cash cost per ounce	$895	$1,176
Musselwhite mine :	Tonnes of ore milled	313,400	356,500
	Average mill head grade (grams per tonne)	7.12	5.60
	Gold ounces produced	67,800	62,800
	Total cash cost per ounce - by-product	$605	$786
	All-in sustaining cash cost per ounce	$794	$1,214
Peñasquito :	Tonnes of ore mined	10,415,800	14,181,300
	Tonnes of waste removed	40,595,300	30,770,200
	Tonnes of ore milled	10,050,000	9,600,800
	Average head grade (grams per tonne) - gold	0.78	0.43
	Average head grade (grams per tonne) - silver	30.08	22.51
	Average head grade (%) - lead	0.24	0.25
	Average head grade (%) - zinc	0.59	0.54
	Gold ounces produced	167,400	88,100
	Silver ounces produced	7,006,800	5,195,200
	Lead (thousands of pounds) produced	38,600	35,400
	Zinc (thousands of pounds) produced	91,900	70,100
	Total cash cost per ounce - by-product	$124	$920
	Total cash cost per ounce - co-product	$610	$998
	All-in sustaining cash cost per ounce	$362	$1,484
Los Filos mine :	Tonnes of ore mined	3,472,600	6,526,600
	Tonnes of waste removed	6,608,800	11,468,200
	Tonnes of ore processed	3,480,200	6,572,700
	Average grade processed (grams per tonne)	0.75	0.70
	Gold ounces produced	48,700	83,500
	Total cash cost per ounce - by-product	$778	$624
	All-in sustaining cash cost per ounce	$1,077	$1,217
El Sauzal mine :	Tonnes of ore mined	476,400	556,000
	Tonnes of waste removed	3,343,700	3,030,400
	Tonnes of ore milled	453,700	485,500
	Average mill head grade (grams per tonne)	1.21	1.35
	Gold ounces produced	15,600	19,700
	Total cash cost per ounce - by-product	$1,011	$890
	All-in sustaining cash cost per ounce	$1,234	$950
Marlin mine :	Tonnes of ore milled	485,400	472,100
	Average mill head grade (grams per tonne) - gold	2.88	3.44
	Average mill head grade (grams per tonne) - silver	109	127
	Gold ounces produced	43,500	50,000
	Silver ounces produced	1,584,400	1,778,000
	Total cash cost per ounce - by-product	$525	$260
	Total cash cost per ounce - co-product	$770	$599
	All-in sustaining cash cost per ounce	$981	$729
Wharf mine :	Tonnes of ore mined	1,015,800	656,200
	Tonnes of ore processed	975,000	831,300
	Average grade processed (grams per tonne)	0.72	0.64
	Gold ounces produced	15,000	16,200
	Total cash cost per ounce - by-product	$711	$808
	All-in sustaining cash cost per ounce	$804	$1,076
Alumbrera mine (2) :	Tonnes of ore mined	1,455,100	1,844,400
	Tonnes of waste removed	4,568,200	5,871,700
	Tonnes of ore milled	3,492,300	3,561,700
	Average mill head grade (grams per tonne) - gold	0.34	0.38
	Average mill head grade (%) - copper	0.33	0.37
	Gold ounces produced	25,300	29,900
	Copper (thousands of pounds) produced	19,300	21,600
	Total cash cost per ounce - by-product	$238	$299
	Total cash cost per ounce - co-product	$910	$907
	All-in sustaining cash cost per ounce	$1,050	$1,140
Pueblo Viejo mine (3) :	Tonnes of ore mined	2,008,600	943,700
	Tonnes of waste removed	1,492,000	134,400
	Tonnes of ore processed	650,200	443,400
	Average grade (grams per tonne) - gold	5.47	6.02
	Average grade (grams per tonne) - silver	28.6	40.0
	Gold ounces produced	107,100	81,000
	Silver ounces produced	392,800	206,800
	Total cash cost per ounce - by-product	$438	$507
	Total cash cost per ounce - co-product	$478	$531
	All-in sustaining cash cost per ounce	$618	$739
Financial Data (including discontinued operation):
Cash flows from operating activities		$275	$80
Net earnings attributable to shareholders of Goldcorp Inc.		$181	($1,934)
Net earnings per share - basic		$0.22	($2.38)
Adjusted net earnings per share - basic		$0.20	$0.14
Weighted average shares outstanding (000's)		812,954	812,043

(1)	Includes non-GAAP performance measures on an attributable (or Goldcorp's share) basis. See footnote (2) on page 2 of the Q2 2014 MD&A.
(2)	Shown at Goldcorp's interest - 37.5%
(3)	Shown at Goldcorp's interest - 40.0%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Revenues	$906	$858	$1,804	$1,822
Mine operating costs
Production costs	(506)	(524)	(1,006)	(1,000)
Depreciation and depletion	(179)	(161)	(349)	(305)
	(685)	(685)	(1,355)	(1,305)
Earnings from mine operations	221	173	449	517
Exploration and evaluation costs	(6)	(12)	(17)	(25)
Share of net earnings of associates	60	17	116	54
Impairment of mining interests and goodwill	-	(2,558)	-	(2,558)
Corporate administration	(59)	(63)	(125)	(123)
Earnings (loss) from operations and associates	216	(2,443)	423	(2,135)
Gains (losses) on securities, net	5	(9)	4	(12)
Gains on derivatives, net	11	22	8	71
Gain on disposition of mining interest, net	-	-	18	-
Finance costs	(11)	(18)	(27)	(28)
Other (expenses) income	(5)	5	(26)	2
Earnings (loss) from continuing operations before taxes	216	(2,443)	400	(2,102)
Income tax (expense) recovery	(14)	504	(104)	462
Net earnings (loss) from continuing operations	202	(1,939)	296	(1,640)
Net (loss) earnings from discontinued operation	(19)	5	(15)	15
Net earnings (loss)	$183	$(1,934)	$281	$(1,625)
Net earnings (loss) from continuing operations attributable to:
Shareholders of Goldcorp Inc.	$200	$(1,939)	$294	$(1,640)
Non-controlling interest	2	-	2	-
	$202	$(1,939)	$296	$(1,640)
Net earnings (loss) attributable to:
Shareholders of Goldcorp Inc.	$181	$(1,934)	$279	$(1,625)
Non-controlling interest	2	-	2	-
	$183	$(1,934)	$281	$(1,625)
Net earnings (loss) per share from continuing operations
Basic	$0.25	$(2.39)	$0.36	$(2.02)
Diluted	0.24	(2.39)	0.35	(2.03)
Net earnings (loss) per share
Basic	$0.22	$(2.38)	$0.34	$(2.00)
Diluted	0.22	(2.38)	0.33	(2.01)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Net earnings (loss)	$183	$(1,934)	$281	$(1,625)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings (loss):
Mark-to-market gains (losses) on available-for-sale securities	18	(32)	22	(66)
Reclassification adjustment for impairment losses included in net earnings (loss)	-	9	1	13
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)	(5)	-	(5)	(1)
	13	(23)	18	(54)
Items that will not be reclassified to net earnings (loss): Remeasurements on defined benefit pension plans	(2)	-	(4)	-
Total other comprehensive income (loss), net of tax	11	(23)	14	(54)
Total comprehensive income (loss)	$194	$(1,957)	$295	$(1,679)
Total comprehensive income (loss) attributable to:
Shareholders of Goldcorp Inc.	$192	$(1,957)	$293	$(1,679)
Non-controlling interests	2	-	2	-
	$194	$(1,957)	$295	$(1,679)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars - Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Operating Activities
Net earnings (loss) from continuing operations	$202	$(1,939)	$296	$(1,640)
Adjustments for:
Dividends from associate	33	23	67	44
Reclamation expenditures	(8)	(5)	(11)	(8)
Items not affecting cash:
Depreciation and depletion	179	161	349	305
Share of net earnings of associates	(60)	(17)	(116)	(54)
Impairment of mining interests and goodwill	-	2,558	-	2,558
Share-based compensation expense	16	22	40	40
(Gains) losses on securities, net	(5)	9	(4)	12
Unrealized gains on derivatives, net	(10)	(13)	(12)	(62)
Gain on disposition of mining interest, net	-	-	(18)	-
Revision of estimates and accretion of reclamation and closure cost obligations	22	5	29	10
Deferred income tax recovery	(16)	(488)	(62)	(577)
Other	(11)	18	11	23
Change in working capital	(66)	(260)	(23)	(308)
Net cash provided by operating activities of continuing operations	276	74	546	343
Net cash (used in) provided by operating activities of discontinued operation	(1)	6	2	31
Investing Activities
Expenditures on mining interests	(497)	(497)	(963)	(954)
Deposits on mining interest expenditures	(27)	(65)	(55)	(119)
Proceeds from disposition of mining interest, net	-	-	193	-
Interest paid	(2)	-	(28)	(9)
Purchases of money market investments and available-for-sale securities	(5)	(45)	(49)	(598)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net	25	105	25	113
Other	2	(2)	-	(1)
Net cash used in investing activities of continuing operations	(504)	(504)	(877)	(1,568)
Net cash provided by (used in) investing activities of discontinued operation	210	(20)	208	(34)
Financing Activities
Debt borrowings, net of transaction costs	1,463	-	2,313	1,481
Debt repayments	(1,075)	-	(1,325)	-
Dividends paid to shareholders	(122)	(121)	(244)	(243)
Common shares issued, net of issuance costs	3	-	3	-
Other	(31)	-	(31)	131
Net cash provided by (used in) financing activities of continuing operations	238	(121)	716	1,369
Effect of exchange rate changes on cash and cash equivalents	-	1	-	1
Increase (decrease) in cash and cash equivalents	219	(564)	595	142
Cash and cash equivalents, beginning of the period	1,001	1,463	625	757
Cash and cash equivalents, end of the period	$1,220	$899	$1,220	$899

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	At June 30 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	$1,220	$625
Money market investments	40	-
Accounts receivable	479	469
Inventories and stockpiled ore	791	727
Note receivable	-	5
Income taxes receivable	81	182
Assets held for sale	-	227
Other	201	139
	2,812	2,374
Mining interests
Owned by subsidiaries	23,700	22,928
Investments in associates	2,083	2,210
	25,783	25,138
Goodwill	1,454	1,454
Investments in securities	59	77
Note receivable	-	23
Deposits on mining interest expenditures	31	71
Deferred income taxes	23	19
Other	456	408
Total assets	$30,618	$29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$850	$856
Income taxes payable	69	6
Current portion of long-term debt	858	832
Derivative liabilities	38	57
Liabilities relating to assets held for sale	-	44
Other	194	238
	2,009	2,033
Deferred income taxes	5,515	5,594
Long-term debt	2,471	1,482
Provisions	599	517
Income taxes payable	74	55
Other	103	125
Total liabilities	10,771	9,806
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,229	17,191
Accumulated other comprehensive income	15	1
Retained earnings	2,388	2,353
	19,632	19,545
Non-controlling interest	215	213
Total equity	19,847	19,758
Total liabilities and equity	$30,618	$29,564

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 07:30e 31-JUL-14